Exhibit 99.1

Home Inns Group Reports Third Quarter 2014 Financial Results

2,496 Hotels in Operation in 315 Cities in China

Operating Margin Improved Year over Year for the Seventh Consecutive Quarter

Shanghai, November 11, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenues increased 7.9% year over year to RMB 1.88 billion (US$305.7 million) for the third quarter of 2014, within the guidance range.

•	Net income attributable to ordinary shareholders was RMB 245.5 million (US$40.0 million) for the third quarter of 2014, compared with RMB 108.0 million in the same period a year ago. Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 24.0% year over year to RMB 224.3 million (US$36.5 million).

•	EBITDA (non-GAAP) was RMB 536.2 million (US$87.4 million) for the third quarter of 2014, compared with RMB 374.7 million in the same period a year ago. Adjusted EBITDA (non-GAAP) increased 15.0% year over year to RMB 515.0 million (US$83.9 million) for the third quarter of 2014.

Key Financial Results
(RMB in Millions except RMB per ADS)	3Q2014	3Q2013	V%
Total Revenues	1,876.4	1,739.2	7.9%
Income from Operations	284.5	226.9	25.4%
Adj. Income from Operations*	304.3	251.1	21.2%
Net Income	245.5	108.0	127.3%
Adj. Net Income*	224.3	180.9	24.0%
EBITDA*	536.2	374.7	43.1%
Adj. EBITDA*	515.0	447.6	15.0%
Diluted Earnings per ADS	4.29	2.31	85.7%
Adj. Diluted Earnings per ADS*	4.47	3.70	20.6%

“V%” represents year-over-year percentage change in amounts
* Indicates a non-GAAP financial measure (see commentary at the end of this earnings release for full details).

Third Quarter 2014 Operational Highlights

•	Home Inns Group added a net of 122 hotels in the third quarter of 2014, including the opening of 135 new hotels and the closure of 13 hotels. As of September 30, 2014, Home Inns Group operated 2,496 hotels across 315 cities in China under four brands. There were a total of 435 hotel projects in the development pipeline as of September 30, 2014, including 208 hotels contracted or under construction (181 of which were franchised-and-managed hotels) and 227 hotels under due diligence (all of which were franchised-and-managed hotels), demonstrating continued strong interest from franchise partners in all of the Company’s hotel brands within Home Inns Group.

	Hotels in Operations					Openings	Closures
	Group	Homeinn	Motel	Fairyland	Yitel	3Q14	3Q14
Total Number of Hotels	2,496	2,042	392	31	31	135	13
Leased-and-Operated	910	703	167	24	16	15	2
Franchised-and-Managed	1,586	1,339	225	7	15	120	11
Contracted or under Construction	208	153	28	5	22
Leased-and-Operated			27	11	3	2	11
Franchised-and-Managed	181	142	25	3	11
Under Due Diligence	227	193	30	0	4

Note: “Homeinn” refers to “Home Inn” brand. “Motel” refers to “Motel 168” brand which was acquired in October 2011, and “Fairyland” refers to “Yunshang Siji” brand which was acquired in May 2014. The Company recently changed the English names of all three of these brands.

•	As of September 30, 2014, Home Inns Group had a total of 21.2 million unique active non-corporate members under its frequent guests program.

Operating Metrics
	3Q2014	2Q2014	3Q2013
Occupancy Rate	86.7%	86.7%	89.4%
Average Daily Rate (ADR, RMB)	174	164	173
Revenue per Available Room (RevPAR, RMB)	151	142	154

•	For the third quarter of 2014, occupancy rate decreased by 2.7 percentage points while ADR increased by 0.6%, resulting in a year-over-year decrease of 1.9% in RevPAR. The decrease in occupancy rate was mainly due to relatively soft macroeconomic conditions in the third quarter of 2014, as well as a dilutive impact from newly opened hotels. Sequentially, RevPAR increased by 6.3%, which was due to seasonality.

“During the third quarter, we achieved total revenues within our expectations, as well as year-over-year margin expansion for the seventh consecutive quarter, despite the fact that we are navigating through a soft market environment,” said Mr. David Sun, the Company’s chief executive officer. “The continued margin expansion was mainly driven by the increased mix of higher-margin revenue contribution from our franchised-and-managed hotels, highlighting continued strong franchise demand in the market as well as the positive impact this part of our business is having on results. The successful execution of our franchise-focused strategy along with our commitment to effective cost control initiatives is clearly helping us deliver stable performance and consistent incremental improvements.”

“Looking ahead to the remainder of 2014,” Mr. Sun continued, “we currently are not expecting a significant market rebound but do continue to remain confident about the long-term prospects of the travel and lodging market in China. We believe we have a proven and solid underlying business which is resilient under current market conditions and will allow us to capture the long-term opportunities in the industry. Our brands, products, scale, and proven execution track record form a solid business foundation on which we can build. To this end, in the near future, we plan to accelerate the development of Yitel hotels, roll out a new brand, ‘Homeinn Plus,’ to complement to our existing brand portfolio, and continue to invest in innovative marketing and customer communication initiatives and technology, including growing our mobile and social media platforms. We believe that these important growth initiatives, coupled with our franchise and multi-brand strategies as well as our proven ability to effectively control costs, will allow us to achieve continued profitable growth and solidify our leadership in the industry.”

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Detailed Overview of Financial Results for Third Quarter 2014

Total Revenues

(RMB/USD in Millions)	Third Quarter 2014
	RMB	USD	V%
Leased-and-Operated Hotels	1,612.0	262.6	5.0%
Franchised-and-Managed Hotels	264.4	43.1	29.5%
Total Revenues	1,876.4	305.7	7.9%
Less: Business Taxes	-111.9	-18.2	5.5%
Net Revenues	1,764.4	287.5	8.0%

Note: “V%” represents year-over-year percentage change in amounts

•	The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the third quarter 2014 were mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	Third Quarter 2014
							Adjusted
	GAAP Results				Reconciliation		Non-GAAP Results
	RMB	USD	Vpts		RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,296.1	211.2	-2.3	pts	3.0	0.5	1,293.2	210.7	-2.3	pts

Franchised-and-Managed Hotel Personnel Costs	71.1	11.6	0.7	pts	2.7	0.4	68.5	11.2	0.7	pts
Sales and Marketing Expenses	31.4	5.1	0.3	pts	0.2	0.0	31.1	5.1	0.3	pts
General and Administrative Expenses	81.5	13.3	-0.7	pts	14.0	2.3	67.5	11.0	-0.4	pts

Total Operating Costs and Expenses	1,480.1	241.1	-2.0	pts	19.9	3.2	1,460.2	237.9	-1.7	pts

Total Operating Income	284.5	46.3	2.2	pts	19.9	3.2	304.3	49.6	1.8	pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.48 billion (US$241.1 million) for the third quarter of 2014, representing 78.9% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the third quarter of 2014 were 77.8% of total revenues, compared to 79.5% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.30 billion (US$211.2 million) for the third quarter of 2014, representing 80.4% of the leased-and-operated hotel revenues for the quarter compared to 80.9% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 80.2% of the leased-and-operated hotel revenues in the third quarter of 2014 compared to 80.6% in the same period a year ago. Pre-opening cost was RMB 13.3 million (US$2.2 million) for the third quarter of 2014 compared to RMB 18.1 million in the third quarter of 2013.

•	Franchised-and-managed hotels personnel costs were RMB 71.1 million (US$11.6 million) for the third quarter of 2014, representing 26.9% of the franchised-and-managed hotel revenues for the quarter, compared to 26.5% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 25.9% of franchised-and-managed hotel revenues in the third quarter of 2014, compared to 25.2% in the same period of 2013.

•	Sales and marketing expenses were RMB 31.4 million (US$5.1 million) for the third quarter of 2014, representing 1.7% of total revenues for the quarter compared to 1.4% in the same period a year ago. The increase was mainly due to the increased cost associated with the Company’s member rewards program. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.7% of total revenues for the third of quarter 2014 compared to 1.4% in the same period of 2013.

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•	General and administrative expenses were RMB 81.5 million (US$13.3 million) for the third quarter of 2014, representing 4.3% of total revenues compared to 5.0% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses and integration costs (non-GAAP) were 3.6% of total revenues for the quarter compared to 4.0% in the same period of 2013. The year-over-year decrease in general and administrative expenses as a percentage of total revenues was driven by effective cost control at headquarters and continued leverage from economies of scale.

Income from Operations was RMB 284.5 million (US$46.3 million) for the third quarter of 2014. Income from operations excluding share-based compensation expenses and integration costs (non-GAAP) for the third quarter of 2014 was RMB 304.3 million (US$49.6 million), or 16.2% of total revenues, compared to RMB 251.1 million, or 14.4% of total revenues, in the same period of 2013. The year-over-year increase in income from operations margin rate for the quarter was mainly driven by the increased mix of higher-margin revenue contribution from franchised-and-managed operations, lower pre-opening costs and continual cost control initiatives.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Third Quarter 2014				Third Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	536.2	87.4	28.6%	43.1%	374.7	61.0	21.5%
Net Foreign Exchange Loss / (Gain)	0.8	0.1	0.0%		-8.6	-1.4	-0.5%
Share-Based Compensation Expenses	18.1	3.0	1.0%		21.1	3.4	1.2%
Integration Cost	1.7	0.3	0.1%		3.2	0.5	0.2%
Gain on waived liability related with Motel acquisition	-11.9	-1.9	-0.6%		-	-	-
Gain on buy-back of Convertible Notes	-0.7	-0.1	0.0%		-	-	-
(Gain) /Loss on Fair Value Change in Convertible Notes	-29.3	-4.8	-1.6%		57.3	9.3	3.3%
Adjusted EBITDA (Non-GAAP)	515.0	83.9	27.4%	15.0%	447.6	72.9	25.7%

Note: “%Rev” represents amount as a percentage of total revenues
           “V%” represents year-over-year percentage change in amounts

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	Third Quarter 2014				Third Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	245.5	40.0	13.1%	127.3%	108.0	17.6	6.2%
Net Foreign Exchange Loss / (Gain)	0.8	0.1	0.0%		-8.6	-1.4	-0.5%
Share-Based Compensation Expenses	18.1	3.0	1.0%		21.1	3.4	1.2%
Integration Cost	1.7	0.3	0.1%		3.2	0.5	0.2%
Gain on waived liability related with Motel acquisition	-11.9	-1.9	-0.6%		-	-	-
Gain on buy-back of convertible notes	-0.7	-0.1	0.0%		-	-	-
(Gain)/ Loss on Fair Value Change in Convertible Notes	-29.3	-4.8	-1.6%		57.3	9.3	3.3%
Adjusted Net Income (Non-GAAP)	224.3	36.5	12.0%	24.0%	180.9	29.5	10.4%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

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Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Third Quarter 2014
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	2.57	0.42	5.14	0.84
Diluted	2.15	0.35	4.29	0.70

Adjusted Basic (Non-GAAP)	2.35	0.38	4.70	0.76
Adjusted Diluted (Non-GAAP)	2.23	0.36	4.47	0.73

Cash Flow

Net operating cash flow for the third quarter of 2014 was RMB 476.4 million (US$77.6 million), compared to RMB 456.9 million in the same period of 2013. Capitalized expenditures for the third quarter of 2014 were RMB 121.2 million (US$19.7 million), while related cash paid for capital expenditures during the quarter was RMB 171.8 million (US$28.0 million).

Balance Sheet

As of September 30, 2014, Home Inns Group had cash and cash equivalents of RMB 774.7 million (US$126.2 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.03 billion (US$167.4 million). During the third quarter of 2014, Home Inns Group repurchased and retired its convertible notes of US$ 10.0 million notional amount by cash payment of RMB 60.0 million (US$9.8 million). In addition, during the third quarter of 2014 Home Inns Group repaid the outstanding balance of the U.S. dollar-denominated three-year term loan of RMB 719.4 million (US$117.0 million) and the outstanding balance of the short term loan of RMB 73.0 million (US$11.9 million) assumed from the Fairyland (formerly known as Yunshang Siji) acquisition.

Recent Developments

•	Online Retail Platform: In the third quarter, the Company launched an online retail platform, “youxuan.homeinns.com,” which is embedded in Home Inns Group’s website. This platform provides the Company’s members and customers online purchase access to selected travel and lodging centric products. This is designed to be a business extension and revenue building initiative and the Company has already started to generate revenue from this platform. This initiative will also allow the Company to add value for its extensive loyalty members and customers. Furthermore, the Company will be working with Yihaodian, one of the leading Chinese B2C online “supermarket” players, through a strategic alliance to ensure top quality execution.

•	Home Alliance: Home Inns Group plans to launch “Home Alliance” (or “Jia Meng”), a B2B service fee-based platform, starting in the fourth quarter. The Home Alliance program is a hotel membership based marketing alliance and corporate service program targeting small to medium sized regional economy or midscale hotels. A proprietary screening standard is in place to determine the eligibility of member hotels. This new platform will allow member hotels to take advantage of Home Inns Group’s industry expertise and resources. The Company will, in return, benefit from the increasing variety of offerings on its platform, create a new revenue source, and attract new and more diversified customers to further strengthen its leadership position in the market.

Outlook for Fourth Quarter and Full Year 2014

Home Inns Group reiterates its target to open no fewer than 450 new hotels in 2014. This total is expected to reflect approximately 50 new leased-and-operated hotels, including the acquired Fairyland hotels (formerly known as Yunshang Siji). The balance is expected to consist of no fewer than 400 new franchised-and-managed hotels, highlighting continued strong franchise demand that is contributing a positive return to the business.

Given the continued soft market environment, fewer new leased-and-operated hotels planned for the year, and a lower than expected RevPAR in the Company’s mature hotels’ performance, Home Inns Group expects total revenues for the Group in the fourth quarter of 2014 to be in the range of RMB 1,625 million to RMB 1,675 million. Therefore, Home Inns Group expects total revenues for the Group for 2014 to be in the range of RMB 6,675 million to RMB 6,725 million, slightly lower than the initial full year expectations the Company provided at the beginning of the year. Nevertheless, the Company expects to deliver year-over-year profitability improvement in the fourth quarter of 2014.

These forecasts reflect the Company’s current and preliminary views and are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.1380 to US$1.00, the noon buying rate for September 30, 2014 set forth in the H.10 statistical release of the Federal Reserve Board.

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Conference Call Information

Management will hold an earnings conference call at 8 PM U.S. Eastern Time on Tuesday, November 11, 2014 (9 AM Beijing/Hong Kong Time on Wednesday, November 12, 2014).

Dial-in details for the earnings conference call are as follows:

U.S.:	1855 298 3404 or +1 631 5142 526
China mainland:	4001 200 539
Hong Kong:	800 905 927 or +852 5808 3202
U.K.:	0800 015 9725 or +44 (0) 20 3078 7622
Australia:	1800 801 825 or +61 2 8524 5042
Taiwan:	0080 161 5189 or +886 2 7708 3282
International:	+852 5808 3202

Pass code for all regions: Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of November 18, 2014 U.S. Eastern Time.

U.S.:	1866 846 0868
China mainland:	4001 842 240
Hong Kong:	800 966 697
U.K.:	0800 169 7301
Australia:	1800 008 585 or +61 2 9641 7900
International:	+61 2 9641 7900

Replay Passcord:	7018298

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

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Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs
(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

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One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel, and took control of Motel effective on October 1, 2011. Home Inns Group has consolidated Motel’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel in this earning release for the purpose of providing more information to investors. Home Inns Group had substantially completed Motel’s integration as of the third quarter of 2013 and ceased to present separate operating metrics and revenues for Motel.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

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Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2013	September 30, 2014
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	1,156,743	774,721	126,217
Restricted cash	173,276	16,487	2,686
Accounts receivable, net	99,964	121,875	19,856
Receivables from related parties	5,509	2,741	447
Consumables	41,231	36,264	5,908
Prepayments and other current assets	181,232	195,211	31,804
Deferred tax assets	78,839	83,456	13,597

Total current assets	1,736,794	1,230,755	200,515

Investment in a jointly controlled entity	5,833	5,701	929
Property and equipment, net	4,049,337	4,019,392	654,837
Goodwill	2,254,631	2,323,241	378,501
Intangible assets, net	1,112,499	1,138,883	185,546
Other assets	86,027	91,426	14,895
Non-current deferred tax assets	407,564	451,435	73,548

Total assets	9,652,685	9,260,833	1,508,771

LIABILITIES
Current liabilities:
Accounts payable	89,170	95,237	15,516
Payables to related parties	3,029	6,386	1,040
Finance lease liabilities	1,376	-	-
Salaries and welfare payable	222,865	241,895	39,409
Income tax payable	88,551	85,672	13,958
Other taxes payable	31,344	35,346	5,759
Deferred revenues	202,949	227,006	36,984
Other unpaid and accruals	228,881	261,412	42,589
Other payables	911,642	737,298	120,123
Deferred tax liability	52,155	60,764	9,900

Total current liabilities	1,831,962	1,751,016	285,278

Long term loans	713,337	-	-
Deferred rental	691,456	677,524	110,382
Deferred revenues	54,075	53,292	8,682
Deposits due to franchisees	115,351	139,820	22,779
Other long term payables	20,537	14,947	2,435
Unfavorable lease liabilities	337,627	340,366	55,452
Financial liabilities[2]	1,157,295	1,027,320	167,370
Deferred tax liabilities	283,522	293,238	47,774

Total liabilities	5,205,162	4,297,523	700,152

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 94,814,866 and 95,626,458 shares issued and outstanding as of December 31, 2013 and September 30 2014, respectively)	3,671	3,696	602

Additional paid-in capital	3,080,596	3,168,739	516,249
Statutory reserves	206,892	206,892	33,707

Retained earnings	1,140,252	1,568,795	255,587

Total Home Inns shareholders' equity	4,431,411	4,948,122	806,145

Noncontrolling interests	16,112	15,188	2,474

Total shareholders’ equity	4,447,523	4,963,310	808,619

Total liabilities and shareholders’ equity	9,652,685	9,260,833	1,508,771
	-	-	-

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1380 on September 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes  measured at fair value.

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Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2013
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,535,082.00	1,459,489.00	1,612,027.00	262,631.00
Franchised-and-managed hotels	204,078.00	239,113.00	264,358.00	43,069.00

Total revenues	1,739,160.00	1,698,602.00	1,876,385.00	305,700.00
Less: Business tax and related surcharges	(106,150.00)	(104,588.00)	(111,943.00)	(18,238.00)

Net revenues	1,633,010.00	1,594,014.00	1,764,442.00	287,462.00

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(533,571.00)	(509,722.00)	(539,156.00)	(87,839.00)
Personnel costs	(273,501.00)	(269,365.00)	(279,158.00)	(45,480.00)
Depreciation and amortization	(172,918.00)	(186,823.00)	(188,102.00)	(30,645.00)
Consumables, food and beverage	(89,792.00)	(85,765.00)	(108,793.00)	(17,725.00)
Others	(172,590.00)	(165,071.00)	(180,919.00)	(29,475.00)

Total leased-and-operated hotel costs	(1,242,372.00)	(1,216,746.00)	(1,296,128.00)	(211,164.00)

Personnel costs of Franchised-and-managed hotels	(54,120.00)	(57,284.00)	(71,131.00)	(11,589.00)
Sales and marketing expenses	(24,193.00)	(30,703.00)	(31,375.00)	(5,112.00)
General and administrative expenses	(86,745.00)	(81,968.00)	(81,457.00)	(13,271.00)

Total operating costs and expenses	(1,407,430.00)	(1,386,701.00)	(1,480,091.00)	(241,136.00)

Other income	1,272.00	3,967.00	139.00	23.00

Income from operations	226,852.00	211,280.00	284,490.00	46,349.00

Interest income	2,151.00	1,677.00	2,864.00	467.00
Interest expenses	(12,687.00)	(13,064.00)	(11,040.00)	(1,799.00)
Gain/(loss) from equity investment	84.00	189.00	(10.00)	(2.00)
(Loss)/gain on change in fair value of convertible notes	(57,275.00)	(35,016.00)	29,304.00	4,774.00
Gain on buy-back of convertible notes	0.00	0.00	650.00	106.00
Non-operating income	19,019.00	13,266.00	27,073.00	4,411.00
Non-operating expenses	(1,000.00)	0.00	0.00	0.00
Foreign exchange gain/(loss), net	8,576.00	(109.00)	(841.00)	(137.00)

Income before income tax expenses and noncontrolling interests	185,720.00	178,223.00	332,490.00	54,169.00

Income tax expense	(78,157.00)	(68,410.00)	(84,384.00)	(13,748.00)

Net income	107,563.00	109,813.00	248,106.00	40,421.00

Less:Net loss/(income) attributable to noncontrolling interests	440.00	(1,647.00)	(2,594.00)	(423.00)

Net income attributable to ordinary shareholders	108,003.00	108,166.00	245,512.00	39,998.00

Earnings per share
— Basic	1.16	1.14	2.57	0.42

— Diluted	1.16	1.13	2.15	0.35

Weighted average ordinary shares outstanding
— Basic	92,790.19	95,285.23	95,555.92	95,555.92

— Diluted	93,397.66	95,407.33	103,025.46	103,025.46

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,887.00	1,889.00	1,525.00	248.45
Personnel costs of Franchised-and-managed hotels	2,700.00	3,156.00	2,679.00	436.46
Sales and marketing expenses	343.00	154.00	246.00	40.08
General and administrative expenses	16,153.00	17,583.00	13,663.00	2,225.97

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1380 on September 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

10

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,296,128.00)	0.69	1,525.00	0.00	1,427.00	0.00	(1,293,176.00)	0.69
Personnel costs of Franchised-and-managed hotels	(71,131.00)	0.04	2,679.00	0.00	0.00	0.00	(68,452.00)	0.04
Sales and marketing expenses	(31,375.00)	0.02	246.00	0.00	0.00	0.00	(31,129.00)	0.02
General and administrative expenses	(81,457.00)	0.04	13,663.00	0.00	317.00	0.01	(67,477.00)	0.04

Total operating costs and expenses	(1,480,091.00)	0.79	18,113.00	0.00	1,744.00	0.01	(1,460,234.00)	0.78

Income from operations	284,490.00	0.15	18,113.00	0.00	1,744.00	0.01	304,347.00	0.16

	Quarter Ended September 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(211,164.00)	0.69	248.45	0.00	232.00	0.00	(210,683.55)	0.69
Personnel costs of Franchised-and-managed hotels	(11,589.00)	0.04	436.46	0.00	0.00	0.00	(11,152.54)	0.04
Sales and marketing expenses	(5,112.00)	0.02	40.08	0.00	0.00	0.00	(5,071.92)	0.02
General and administrative expenses	(13,271.00)	0.04	2,225.97	0.00	52.00	0.01	(10,993.03)	0.04

Total operating costs and expenses	(241,136.00)	0.79	2,950.96	0.00	284.00	0.01	(237,901.04)	0.78

Income from operations	46,349.00	0.15	2,950.96	0.00	284.00	0.01	49,583.96	0.16

	Quarter Ended June 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,216,746.00)	0.72	1,889.00	0.00	1,328.00	0.00	(1,213,529.00)	0.71
Personnel costs of Franchised-and-managed hotels	(57,284.00)	0.03	3,156.00	0.00	0.00	0.00	(54,128.00)	0.03
Sales and marketing expenses	(30,703.00)	0.02	154.00	0.00	0.00	0.00	(30,549.00)	0.02
General and administrative expenses	(81,968.00)	0.05	17,583.00	691.00	317.00	0.01	(63,377.00)	0.04

Total operating costs and expenses	(1,386,701.00)	0.82	22,782.00	691.00	1,645.00	0.01	(1,361,583.00)	0.80

Income from operations	211,280.00	0.12	22,782.00	691.00	1,645.00	0.01	236,398.00	0.14

	Quarter Ended September 30, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,242,372.00)	0.71	1,887.00	0.00	2,818.00	0.00	(1,237,667.00)	0.71
Personnel costs of Franchised-and-managed hotels	(54,120.00)	0.03	2,700.00	0.00	0.00	0.00	(51,420.00)	0.03
Sales and marketing expenses	(24,193.00)	0.01	343.00	0.00	0.00	0.00	(23,850.00)	0.01
General and administrative expenses	(86,745.00)	0.05	16,153.00	0.00	335.00	0.01	(70,257.00)	0.04

Total operating costs and expenses	(1,407,430.00)	0.81	21,083.00	0.00	3,153.00	0.01	(1,383,194.00)	0.80

Income from operations	226,852.00	0.13	21,083.00	0.00	3,153.00	0.01	251,088.00	0.14

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1380 on September 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

11

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders (GAAP)	108,003.00	108,166.00	245,512.00	39,998.00
Foreign exchange (gain)/loss, net	(8,576.00)	109.00	841.00	137.00
Share-based compensation	21,083.00	22,782.00	18,113.00	2,950.96
Acquisition expenses	0.00	691.00	0.00	0.00
Integration cost	3,153.00	1,645.00	1,744.00	284.00
Gain on waived liability related with Motel acquisition	0.00	0.00	(11,919.00)	(1,942.00)
Gain on buy-back of convertible notes	0.00	0.00	(650.00)	(106.00)
Loss/(gain) on change in fair value of convertible notes	57,275.00	35,016.00	(29,304.00)	(4,774.00)

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	180,938.00	168,409.00	224,337.00	36,547.96

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.16	1.14	2.57	0.42

— Diluted	1.16	1.13	2.15	0.35

Weighted average ordinary shares outstanding
— Basic	92,790.19	95,285.23	95,555.92	95,555.92

— Diluted	93,397.66	95,407.33	103,025.46	103,025.46

Adjusted earnings per share (Non-GAAP)
— Basic	1.95	1.77	2.35	0.38

— Diluted	1.85	1.69	2.23	0.36

Weighted average ordinary shares outstanding
— Basic	92,790.19	95,285.23	95,555.92	95,555.92

— Diluted	100,851.87	102,861.53	103,025.46	103,025.46

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1380 on September 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

12

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders	108,003.00	108,166.00	245,512.00	39,998.00
Interest income	(2,151.00)	(1,677.00)	(2,864.00)	(467.00)
Interest expenses	12,687.00	13,064.00	11,040.00	1,799.00
Income tax expense	78,157.00	68,410.00	84,384.00	13,748.00
Depreciation and amortization	178,001.00	192,455.00	198,086.00	32,272.00

EBITDA (Non-GAAP)	374,697.00	380,418.00	536,158.00	87,350.00

Foreign exchange (gain)/loss, net	(8,576.00)	109.00	841.00	137.00
Share-based compensation	21,083.00	22,782.00	18,113.00	2,950.96
Acquisition expenses	0.00	691.00	0.00	0.00
Integration cost	3,153.00	1,645.00	1,744.00	284.00
Gain on waived liability related with Motel acquisition	0.00	0.00	(11,919.00)	(1,942.00)
Gain on buy-back of convertible notes	0.00	0.00	(650.00)	(106.00)
Loss/(gain) on change in fair value of convertible notes	57,275.00	35,016.00	(29,304.00)	(4,774.00)

Adjusted EBITDA (Non-GAAP)	447,632.00	440,661.00	514,983.00	83,899.96

%of total revenue	0.26	0.26	0.27	0.27

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

13

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2013			June 30, 2014			September 30, 2014
	Group	Motel	excluding Motel	Group	Motel	excluding Motel	Group	Motel	excluding Motel
Total Hotels in operation:	2,051	355	1,696	2,374	383	1,991	2,496	392	2,104
Leased-and-operated hotels	852	156	696	897	164	733	910	167	743
Franchised-and-managed hotels	1,199	199	1,000	1,477	219	1,258	1,586	225	1,361

Total rooms	243,459	50,874	192,585	275,050	52,914	222,136	286,012	52,942	233,070

Occupancy rate (as a percentage)	89.4%	85.1%	90.5%	86.7%	83.6%	87.7%	86.7%	83.9%	87.6%

Average daily rate (in RMB)	173	163	175	164	162	165	174	168	176

RevPAR (in RMB)	154	139	159	142	135	145	151	141	154

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30, 2014			September 30, 2014
	Group	Motel	excluding Motel	Group	Motel	excluding Motel
Total Hotels in operation:	1,813	330	1,483	1,813	330	1,483
Leased-and-operated hotels	830	175	655	828	175	653
Franchised-and-managed hotels	983	155	828	985	155	830

Total rooms	213,945	44,208	169,737	213,122	43,101	170,021

Occupancy rate (as a percentage)	91.2%	86.9%	92.7%	89.1%	85.9%	90.1%

Average daily rate (in RMB)	174	163	177	175	167	177

RevPAR (in RMB)	159	142	165	156	144	160

Two homeinn Leased-and-operated hotels were legally converted into Franchised-and-managed hotels in 2014.

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in "Motel".

14